Filed by Conoco Inc.
                                  Pursuant to Rule 425 under the
                                  Securities Act of 1933

                                  Subject Company: Conoco Inc.
                                  Commission File No.: 001-14521

                                  Subject Company: Phillips Petroleum Company
                                  Commission File No.: 001-00720


Set for below is the text of a transcript from a joint financial analyst meeting held on November 19, 2001, regarding the proposed Conoco/Phillips merger. The accompanying slides are also set forth below.



THE OPERATOR:

(Caller Instructions) This call is being recorded. Your participation implies consent to recording this call. If you do not agree with these terms, please simply drop offline. The presentation will begin shortly.

MR. DUNHAM:

I think the combination of Conoco and Phillips has always made sense from a historic and a strategic perspective. So, Jim and I are really pleased this morning that you could join us as we announce the creation of a new international major, ConocoPhillips.

As all of you know, during the last few years, both companies have pursued similar growth objectives, with Phillips' acquisition of ARCO Alaska and Tosco; and Conoco's acquisition of Gulf Canada. And in the new ConocoPhillips, we are absolutely convinced that we have created a company with tremendous potential, and we're confident that we're going to be able to quickly and successfully integrate the two companies. We share common histories, strategies, core values, outlooks for the future. And I'm confident that we have the right strategy, the right structure, the great management team in place to propel ConocoPhillips to the next level of performance.

Now, the lawyers in the group have told me that we need to show you this Safe Harbor Statement. So here it is; you can read it.

This morning I plan to briefly discuss the strategic rationale for combining our two companies, summarize the transaction and then ask Jim to discuss the details of why this is such an outstanding merger of equals, and how we're going to create significant shareholder value.

Now, why are we doing this? Jim and I agree that the combination of Conoco and Phillips will create a new international major; with, as we will describe, the potential to not only provide a significant enhancement in our returns, but has a tremendous portfolio of growth opportunities which we believe will be superior to our competitors.

Now, the key to making this a successful transaction will be the application of our complementary core capabilities and a strong management team with a combined asset base. We believe this combination will deliver attractive returns and high-quality growth. With the cost synergies I'm confident we'll achieve, we will be stronger in any commodity price environment; and, we believe we will have the balance sheet and capability to fully realize our potential and create significant shareholder value.

Now, what does the combined company look like? The more we study the combination, the stronger our conviction that our assets are a tremendous fit worldwide. We're excited about the quality of the combined portfolio and the potential efficiencies available to ConocoPhillips. And upstream, we will become significantly larger in each of the core areas where we operate today; and we'll have a much higher probability of creating additional core areas in the next few years. Together, we have numerous legacy assets across the lifecycle: from those currently producing to those under development. These include Alaska, the lower 48, the North Sea, Canada, Petrozuata Hamaca in Venezuela, and major growth opportunities in North America, Asia, the Middle East, Russia, Africa and the Caspian. And downstream, we become the largest refinery in North America and the fifth-largest worldwide. North American downstream position provides numerous opportunities to optimize performance.

Conoco and Phillips bring together a long history of technological innovation and leadership that had yielded profitable new businesses and the opportunity to further apply our capabilities across a much broader asset base. Some of those examples include premium coke, carbon fibers, gas-to-liquid, LNG, clean fuels technology. We believe that the combination creates an extraordinary set of complementary capabilities, drawing on our talented management and core competencies of both Conoco and Phillips, allowing us to apply the best practices across a much broader base. We have strong


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relationships around the world, especially in Russia and Venezuela and the
Middle East and Asia. The combined company will have 75 billion dollars in assets and generate significant cash flow, which will be used to fund a strong growth platform.

Now, what are we going to do with ConocoPhillips? First, we're going to focus on improving returns by aggressively realizing $750 million in recurring cost savings, which we believe is a very conservative number. Second, the opportunity to grow earnings and improve returns by integrating and optimizing the portfolio is one of the most attractive benefits of this combination, particularly in downstream. The breadth and balance of our combined portfolios create significant diversity, which allows us to enjoy greater earning stability throughout the commodity price cycle. At the same time, we will maintain capital discipline and redeploy capital to the highest-returning projects. We have identified a number of promising growth prospects, and we have a predictable production growth profile, with multiple legacy assets already under development, and the growth profile is not dependent on future exploration successes. The financial benefits resulting from the merger are significant, and they are immediate. The synergies: the merger is accretive to earnings and cash flow in the first year, and the merger is accretive through a broad range of commodity prices. Finally, even before we began optimizing the portfolio, with $750 million in synergies, the returns will obviously be accretive. We believe the financial benefits of the merger enhance the adjusted return on capital employed. And Jim Mulva, our frustrated CFO/CEO, will discuss enhanced returns in more detail in a few minutes.

Now let's look at the transaction. The new company will be named ConocoPhillips. Conoco's shareholders will receive about .47 new ConocoPhillips shares for each Conoco share, while Phillips shareholders will exchange one Phillips share for one new ConocoPhillips share. The exchange ratio implies a pro forma ownership of about 43.4 percent for Conoco and 56.6 percent for Phillips. The transaction is subject to both regulatory and shareholder approvals, and we expect the merger to close in the latter half of 2002. The board will initially have 16 members: 8 from Conoco and 8 from Phillips. Our target board size is 12. I will be the Chairman, and have agreed to delay my retirement to the end of 2004. Jim Mulva will be the CEO and President and becomes Chairman on my retirement. The corporate headquarters will be in Houston, Texas. As you can see from this slide, the combination results in a bigger, more balanced and diversified company. We'll be predominantly an upstream company, with 57 percent of the portfolio in upstream. Long-term, we expect to grow this segment to 60 to 70 percent, but we'll have a significant investment in downstream, predominantly in North America and Europe, and the heavy oil focus of Conoco will be complemented by the light oil focus portfolio of Phillips. We'll have exposure to the chemical sector through the Chevron-Phillips joint venture and to several other growth areas that will contribute to earnings in the future. Together, this portfolio, given its breadth, balance and diversity, should lower our exposure to any one commodity and therefore reduce the volatility in our earnings. The combination significantly increases the reserve position of ConocoPhillips. It will be the sixth largest energy company, with a 8.7 billion BOEs of reserves. In North America, we were ranked third in gas reserves, third overall. In Canada and the North Sea, we'll be the fifth-largest oil and gas producer in terms of reserves. And in Asia, we'll have operations stretching all the way from Australia to China. Most importantly, 73 percent of our total reserves will be in North America and the North Sea, thereby reducing the political risk exposure of our portfolio. Taking into account the ARCO Alaska and Gulf

Canada acquisitions, the two companies have added over 3.5 billion barrels of proven reserves in just the past two years. And the same is true with production. We will be the sixth-largest energy company, with 1.7 million BOEs per day. Downstream, the combination repositions ConocoPhillips among its peers, with 2.7 million barrels per day of capacity. We will be the fifth-largest energy company as measured by refining capacity. We will truly be a global competitor in the downstream segment, with refining capacity in North America, Europe and Asia.

Before I turn the program over to Jim, who will discuss in more detail how we are going to create outstanding value for our shareholders, let me reemphasize why I believe this is a great combination. In upstream, we will provide earnings growth through aggressive portfolio management, cost reductions and -- most importantly -- bringing online already identified growth prospects. Downstream, we plan to focus on integration, operational excellence and optimization, thus improving returns and profitability. In chemicals, we will continue to work with Chevron to ensure the most efficient operations possible, so we will be well-positioned for the upturn in the chemical cycle. And finally, we're excited about the potential to commercialize several of our proprietary technologies, such as carbon fibers and gas-to-liquids. These emerging businesses will provide significant contributions to the bottom line of both companies in the future.

Let me again say how excited I am to have the opportunity to work with Jim as together, we leverage our complementary capabilities across a broader portfolio to create a great new international major. Thank you. Jim?

MR. MULVA:

Thanks, Archie. Well, Archie has pretty well gone through the strategic rationale for the transaction and merger, as well as a summary of the transaction. My comments are directed at how, together, we are going to drive shareholder value creation.

On this slide, shareholder value -- this is a very important slide. First point: we have already identified the leaders of the transition team. They were already working aggressively. So when approval comes in the second half of this year, we will have a smooth and quick implementation of the transition. And this will lead to accomplishment of our synergies. Second, shareholder value creation is going to come -- both companies have a great growth portfolio going forward. And together, we're going to even further enhance that. That's going to drive shareholder value creation. Both companies are committed to operating excellence. It's important in commodity markets when we go through cycles up-and-down, we must operate well. If we operate well, then we do realize whatever those prices and margins are; and the emphasis on per unit cost and safety. Discipline: both companies have -- and the emphasis is going to be on the discipline by which we make capital investment decisions and maintaining our financial discipline by which we handle the company that helps and supports the growth of shareholder value. Archie's already commented that both companies have great technology. We're going to leverage it. We have strong depth in terms of our management teams and our human resources, and we both believe in long-term relationships. Wherever we go, the best business is straightforward long-term relationships. And the point on accountability -- compensation for the management, compensation for all employees of variable pay, is going to be tied back to the accountability that we outlined for ourselves in terms of shareholder value creation.

Where do we start from? What is our basic strong position? In the upstream part of the company, a very strong position, complementary in North America, in the North Sea; an emerging, growing position in heavy oil and exploration in Venezuela; and a really a super position in terms of the emerging exposure and value creation coming from the Asia area, from the North to the South.
What is really exciting about both companies combined into the merged company is what we call our decade of growth. And when we talk about decade of growth, it's in the shorter-term, the medium-term and the longer-term. And the projects I'm going to show on the next several slides; these are defined projects; they're well thought-out. This is not pie-in-the-sky. So let me go through what we have. First, in the short-term, you can just see -- I won't go through all of this -- the breadth, the scope, the diversity, the growth that we're going to see over the next several years. It builds on our strong position. Again, these are well-defined projects; this is not pie-in-the-sky. Medium-term: again, we continue to grow and develop -- grow on our current legacy asset positions, as well as the emerging new areas. We continue to grow as we go through the medium-term of this decade of growth. And then longer-term: I don't believe any company has as great -- for our size -- I don't think any company has the identified growth prospects for the next decade. This is what is really exciting and this is what's really also going to -- if we execute this plan really well, we're going to drive a lot of value for shareholders. What does this lead to? Our production profile over the next several years, barrels of oil equivalent, is 4 percent a year. Now, we hope to do better; in fact, we think we can do better. But we put 4 percent in. This growth profile does not have production coming from core exploration. That's not in the production numbers, so there's the upside. And these production numbers do not have commercialization in this time period of the gas reserves, the Alaska North Slope, or Mackenzie Delta in Canada. There's a lot of upside. We certainly believe we can do 4 percent growth, and our plans are to do better. In terms of our exploration portfolio: combined, we have a great portfolio on exploration. Exposure: we complement each other very well. If you look at the cash expenditures of both companies -- I'm saying cash expenditures, whether it's capital, it's cash expenditures or exploration, E&A, geological, geophysical, acquisition of lease -- it's a billion dollars a year between the two companies. And you'll see, in the synergies slide, we can get 150 million without any problem; upgrading our exploration portfolio. That's where 150 million of synergies is going to come, and have a great exploration portfolio and program, very competitive with the largest companies in the industry. In terms of our refining and marketing position, Archie commented -- we have a premier position domestically, in the United States; strong position in Europe; and a very nice, unique situation over in Asia.

Now, how are we going to create shareholder value? First, as I said earlier, identification, execution, capture those synergies. I have a slide in a minute that shows where the synergies are all coming from. In all of our business, but definitely in the downstream part of the business. We have to operate; we have to maintain the operating excellence. We have to run well. If we don't run well, we don't realize the prices and the margins of the products. And we're going to complement each other and take the best of practices. We have always respected each other, so there's a lot of value creation through best practices; a lot of value creation through supply-chain managements and the leverage of our technologies. Archie went through how we complement each other with technologies, and how we can implement it for our asset base and our positions in the RM&T business. We have a very strong refining and marketing business, and it's going to create a lot of value for the company and for the shareholders. But it also supports our strong strategic belief that we need to be an integrated company; and the strong R&M position supports what we are doing around the world in terms of development of our growth opportunities on the upstream part of the company. Now, in terms of how value is created: obviously, the financial side -- we believe it fits just very well and supports this growth of shareholder value. The synergies: $750 million. We are absolutely certain we're going to do $750 million. Our due diligence teams have come together; we know for certain we will do this. And we're going to task ourselves to capture all the synergies and hopefully quite a bit more than $750 million. A significant part of the synergies is not workforce reductions related; it really comes from the synergies of operation. But there are workforce reductions. First in the upstream: the operating efficiencies. From the lower 48, we obviously can see that the synergies of our complementary operations -- where we can take cost out. In the North Sea, United Kingdom and Norway, we both have offices; we both have -- certainly efficiencies and synergies there. Exploration: I already commented on $150 million from the exploration program. If you look downstream, the operating efficiencies, the best practices: easily $150 million; supply chain management. On the corporate side, we both have corporate headquarters. We're going to have one corporate headquarters, so we do not have to duplicate the support for two corporate headquarters. That's one of our greater efficiencies: $150 million. Again, $750 million is right in the ballpark for transactions of this size. But we're tasking ourselves. We're going to do this. We task ourselves to do more than this. In terms of capital employed:
you can just to see the portfolio of the two companies complement each other so well, and with a step up in terms of purchase accounting financially, we go to $50 billion pro forma of the portfolio. As Archie said, our objective over time is to move the E&P side up towards 60 to 70 percent: a very strong, well-balanced, diverse; and, from a political risk point of view, great portfolio.

What about the returns? This is a really important slide, and we want to make sure that we get this point across to everyone. If you take the consensus view, pro forma of the two companies combined for 2002, the return on capital employed is 7.8 percent. Both companies have made acquisitions, and when we made acquisitions they were done with purchase accounting, not pooling. In the case of Phillips, purchased ARCO Alaska, purchase accounting; Tosco, purchase accounting. The Conoco purchase of Gulf Canada was purchase accounting. And this transaction, this merger of the two companies will be financially purchase accounting. If we were able to do all of this in a pooling transaction, virtually a pooling transaction versus purchase accounting, you adjust for that; the return on capital employed is 14.5 percent. So the way by which we accomplish the growth and development of both companies over the last several years has an impact on reported return on capital employed; but the adjust is
14.5 percent. So the question then is how does the 14.5 percent compare to the largest companies in the peer group? 14.5 percent compared first: Exxon Mobil -- a pooling transaction -- still has not done a significant acquisition. Chevron Texaco is a pooling. BP: acquisition of Amoco was pooling, acquisition of (indiscernible) was purchase accounting. But BP comes out to -- our return on capital employed is adjusted return on capital employed. The point we are making is: when we look at return on capital employed and adjust for how we have accounted for the acquisitions that we've done, and how this transaction is structured, we're competitive with the largest in the industry. In terms of our pro forma financials -- and again, we take consensus view of 2002. At the end of 2002, what does the company look like? It's a company combined merger of over $3 billion of net income; cash flow approaching $8 billion a year. Now there's a step up in terms of financial reporting for the asset base, the debt stage. You just add the debt together of 17 billion. You've got to the step up to the assets. The book equity goes up to about 34 billion. So the debt ratio is 34 percent. Pretty impressive results in terms of combination of the two companies. What is our financial strategy? Firm believer that financial strategy must be complementary to support the capital strategy and the operating strategy. In our initial target, we want to get the debt ratio to 30 percent, paid off immediately. This is a strong A-credit-rating company. Now with proven performance, our growth program, we'll have some debt reduction and building and retained earnings. We think over time we can move to a double-A-credit rating. Financial discipline: we're going to fund our growth program and our investment opportunities. We have a strong growth program; we have a strong financial position. And through the ups and downs of the marketplace, we're going to continue our investment, funding those growth programs, that are going to drive shareholder value -- as I said -- decade of growth over the short-, medium- and long-term. We're going to use our cash flow to fund our investment opportunities. We will have a competitive dividend; we will see some debt reduction. And to the extent the cash resources are available after doing these things, we'll be looking at share repurchase. In terms of the milestones: we expect shareholder approvals in February of this year, and to close the transaction in the second half of this year. We see no condition or requirement in closing this transaction which will have any material effect on closing, consummating, the transaction, the merger. And we see no condition or requirement that will have any material effect with respect to the value creation of this merger for the shareholders.

Final slide: this is a compelling transaction, the merger of the two companies, for both companies. Phillips merging with Conoco is the best alternative and opportunity for Phillips; Conoco merging with Phillips is the best opportunity for Conoco. The (indiscernible) transaction: as Archie said, we have created truly a new major integrated international petroleum company. As profitability and returns, we have gone through the synergies. We also believe that you're going to see great improvements in share price over time as a result of multiple expansion. Great portfolio of growth opportunities; and we started off -- both companies strong financially, but the merged company is, no doubt, has a strong financial position and platform. We both, Archie and myself, talked about the complementary capabilities, technologies and values that both companies have. We believe in long-term relationships, we believe in the strength of our people, we believe in technology. I said, long-term relationships and a strong financial position. And we feel very strong -- that's absolutely important -- in the world that we operate. Anywhere in the world, we have the strongest in terms of environmental safety performance. As Archie said: immediately accretive as we put the transaction together and accomplish the $750 million of synergy. It's immediately accretive to earnings in cash flow. As I said, this is a compelling transaction. So that concludes our prepared remarks, and I think both Archie and myself are ready to entertain whatever questions you might have.

THE OPERATOR:

 (Caller Instructions)

THE CALLER:

The combined company is going to have a managerial, financial and technical skillset that will be significantly enhancing. Sounds like you guys believe it will (indiscernible) as well, and that you also believe that their (indiscernible) competitive position (indiscernible) returns (indiscernible). So my question is: do you agree with this characterization and why? Also, can you give us some significant examples and how it will apply, that is, make a difference?

MR. DUNHAM:

The exciting thing about putting two companies together, like Conoco and Phillips, is that we really do fit each other like a glove. If you start in North America, with the tremendous asset base that we have in Alaska now, Canada, the Lower 48, Deepwater Gulf of Mexico, if you look at what we both have -- we're side-by-side in Venezuela. So there's got to be tremendous synergistic opportunities there. If you go to the North Sea -- Jim mentioned about Norway, the UK -- we've got duplicate offices now. We've got a huge, strong portfolio in North Sea. If we go to Asia, it's all the way from Australia and the Southeast through Indonesia, Timor, Malaysia, Singapore, Cambodia, Vietnam, Thailand, all the way to China. And then, look at what we both have in the Caspian. If you look at the Middle East, we are both sitting there strong, with Conoco in Dubai and Syria; and both of us are going to be in Saudi Arabia. As I mentioned, Russia. We've got short-term opportunities, we have long-term opportunities. We don't need any additional exploration successes to achieve that. We're going to take a lot of -- I've agreed to snowmobile naked from the waist up for a billion barrel discovery on the part of Conoco, and I'm guessing my partner here -- you'll do the same thing.

MR. MULVA:

Don't worry. Don't worry. I want to come back, though, to something else. Archie has really answered that question well, and that is the answer. But there's another point. The scope and size of the complementary assets and positions -- we have diversity, we have depth and balance in the portfolio so we can withstand movements up-and-down in oil prices, gas prices, crack spreads, and think that that is going to lead undoubtedly to less volatility than either of us had in the past in terms of our earnings. And we believe that that is -- we will be rewarded in the marketplace for less volatile earnings stream and (indiscernible) the less volatility earnings stream -- we'll trade more like -- we'll trade more and look like in terms of our financial performance, like the super-majors.

THE CALLER:

I think in one of the slides that you show, the combined company is going to have a 57 percent upstream capital and you have also repeated (indiscernible) that the is going to be somewhat higher than that, by (indiscernible)? Can you give us some idea whether that's going to go (indiscernible) aggressive growth on the upstream and maybe some (indiscernible) and furthermore what's your sense of urgency (indiscernible) ratio?

MR. MULVA:

Well, both companies, individually, are going to be spending about 75 percent of the capital program towards exploration and production. Second, we like our assets. Both companies, over a number of years, have really rationalized and improved the portfolio both upstream and down. We like our asset base. Phillips announced as a result of the Tosco acquisition -- probably lighten up some on the marketing side. But in terms of creation of shareholder value, if not premised on asset bases -- we like our portfolio. We like our assets. But getting to 60 or 70 percent is going to come, essentially, through primarily generic growth.

MR. DUNHAM:

It was amazing when we first came together, the first thing we did was talk about vision, strategies, objectives, culture and values. And it was amazing how similar we were in what we wanted to do with the portfolio; where we wanted to grow. We both wanted to have an upstream as a percent of our total portfolio that was somewhere around 60, 65, 70 percent. We both wanted to increase the gas as a percent of our portfolio closer to 50 percent, which is where we are today. And our growth objectives: I think, geographically, we're very similar. So as Jim says, we are going to do this by growing upstream, maybe faster than what we're growing downstream. But we are totally committed to integration, and I'm absolutely convinced that that's why Conoco has gotten some of the great growth opportunities over the last 10 years that we have received, and I think that Jim would say the same thing about Phillips. We're very, very aligned; and we're very confident that we can do that.

THE CALLER:

Archie and Jim, congratulations. I have 2 questions, really. As a follow-up to Paul Ting's (phonetic): you're still going to be fairly leveraged to crude oil. Phillips is going to come down considerably as a result of this (indiscernible). One of the knocks, obviously, on the company (indiscernible) leveraged oil hurts your multiple (indiscernible) talking about growing your upstream assets Paul pointed out. How are you going to accomplish this? Are you looking to gain more in the natural gas arena than you were through internal growth, but are you still going to be looking (indiscernible)? That's the first question. The second question: I was wondering if you could give us some guidance on the accretive nature of this transaction (indiscernible) blanket statement.

MR. DUNHAM:

Well first of all, crude prices are going up. You're supposed to lighten up a little bit, guys. But we really do believe that crude prices are going to increase. But we have tested this merger on a broad range of commodity prices from low crude prices through high crude prices; low gas prices, high gas prices; low light oil spreads, high light oil spreads. And it's accretive throughout the range. With respect to the acquisitions: I think what Jim and I are committed to do is making this a success. But we have the balance sheet, we have the muscle, that if the right opportunities come around, we can look at them.

MR. MULVA:

I'd like to comment a little further, though. We have a lot on our plate. Value creation is going to come from a smooth and a quick implementation of the integration and capturing of the growth strategies. But we really are oriented towards making -- getting all the value creation from the merger. Acquisitions is not really high on our priority list. It's really important that we put the two companies together right; get the synergy value. Your question on gas: we want to do more on gas, and we're looking at, ultimately, the gas resources that can come from deepwater exploration in the Gulf, but really more importantly, the gas positions that we both have, together, in Alaska and in Canada. The other part is that we have gas-to-liquids technology with Conoco; we've always been strong in LNG. And our position in Asia is going to allow us to do quite a bit in gas-related projects. So the generic growth: we see, over time, more of a balance between gas and oil. But on the other hand, I'll just come back in terms of the fact that we like oil too. When we purchased ARCO Alaska, yes, it was primarily oil. Does that mean we (indiscernible) bought ARCO Alaska? Absolutely not. As a result of what we are (indiscernible) both companies were doing in terms of creating the value by the portfolios and transactions we've done.

MR. DUNHAM:

I think gas-to-liquid really does get us a leg up. If you look at all of the gas reserves in the world today -- the proven gas reserves in the world today -- 80 percent of them are stranded. So we're building a demonstration plant, as you know, in Oklahoma, to prove that technology. Most of the outside consultants who look at all the competing technologies believe our technology is the best. So between what we have in Alaska and Canada, stranded gas with gas-to-liquids -- we're going to move that natural gas as a percent of our total portfolio, I think, quickly toward the 50 percent target.

THE CALLER:

I had a couple specific questions and then one for Archie in particular. First, can either of you guys quantify the head count reductions that you anticipate underlying the 750 million? Secondly, Jim, I'm curious as to what -- from an operating standpoint -- is likely to remain in Bartlesville. Further comments on the release? And then, third, for Archie. Archie, on numerous occasions, including just a few days ago, I think you have argued before a large fraction of this audience as to the undervalued nature of Conoco shares. Yet, you are enthusiastically embracing a transaction with no premium for the Conoco shareholder, after a period where the Conoco shares have underperformed the Phillips shares in both of the last two years. Help me understand how you're going to sell this to the Conoco shareholders.

MR. MULVA:

Mark, your question regarding synergies and workforce reductions: as I said earlier, a significant portion of our synergies is not workforce-related, but there will be workforce reductions, without doubt. Our emphasis in the last several weeks was directed towards the due diligence, making sure strategic alignment and accomplishing the transaction that we have just announced yesterday. Transition teams are formed. We know there will be workforce reductions, but it is a bit preliminary to come out and say exactly what the number may be. In terms of Bartlesville, it's no longer the corporate headquarters; the corporate headquarters is Houston. We will, as we indicated in our media release, have a significant presence in Bartlesville and in Oklahoma. And we'll continue our commitment to the communities, but not at the expense of synergies either. So, exactly what will be at the corporate headquarters -- not what is normally done at the corporate headquarters from -- that's going to be in Houston. Now it's a bit early to say exactly, because we want to make sure. This certainly impacts our employees and the communities where we operate. As I said, we want to make sure that we really have this right because it's impacting so many people. We want to make sure we do it right, carefully. So we'll have workforce reductions throughout the company and in Bartlesville, but it's a little too early to come forward and say exactly what the numbers are. I guess, Archie, you had the other question.

MR. DUNHAM:

I thought maybe you'd take that question? No, I'll take it. First of all, you're incorrect. Conoco has not underperformed in the market in the last two years. Even Phillips -- in the year 2000 they were number 2 in total shareholder return, very strong top quartile. This year, up until we made our earnings correction at the third quarter because of our debt refinancing -- we took a huge hit, as I said on Wednesday. We expected that. We were not happy with that, but that's what happened. And if you look at the relationship between the two stocks over the last few years, we really have tracked very closely. There have been times when the ratio for Conoco was much higher; times when Phillips -- it was much higher. And what made this possible is really the relationship that has taken place over the last couple of months that allows us to be a merger of equals. And so we're excited to be able to put together this transaction. I'm absolutely -- I mean, and this is a compelling story in my opinion -- what we've shared with you today -- about the strengths of bringing these two companies together. I think it's good for the United States, I think it's good for energy security, I even think it's good for Oklahoma long-term. And we're convinced -- with the growth profile and all the opportunities that we have as a company and the ability to really utilize all the complementary skills and talents across this much broader portfolio -- that we're going to rapidly create shareholder value. So we're happy about the opportunity.

MR. MULVA:

Our investment bankers, same as for Conoco, have indicated -- well you look over three years, two years six months, three months, we track it -- almost spot on within just a percent or two of each other.

THE CALLER:

Thanks. You commented on accountability. Could you elaborate on how investors can have confidence that their management team will be held accountable for meeting either return on capital, normalized EPS, production growth, cost savings or other targets? And then secondly, I noted that Libya had made the short-term decade of growth target. Could you elaborate on what gives you confidence that U.S. sanctions will be lifted by 2004? Thank you.

MR. MULVA:

OK. I'll take the first one. Both companies have a strong commitment: compensation of the management team is tied to accomplishment of synergies, production, return on capital employed, operating efficiencies. And we carry that concept through in variable pay, all the way down through both organizations. So we both have, from top to bottom, the same objectives. Of course, variable pay becomes more as you go up through the management team. I'm a real stickler on this thing from day one, from my history and my background. This is the way you provide incentives to the whole entire team, from the management to every employee in the company. We're going to have it, and we're going to deliver it. And if you look at our history, we do that. When we do a transaction and we assimilate it -- both companies, now -- (indiscernible) right into Conoco without a hiccup. Alaska, ARCO Alaska came right into Phillips. And Tosco: clean, quick transaction. I feel passionate about this. We will meet our objectives and compensation will be tied to meeting those objectives. To me, it's not about money; it's about the report card. When we say we're going to do something, we're going to do it.

MR. DUNHAM:

Let me just add another comment about compensation. Jim's compensation and my compensation are going to be identical. Which means that I'm going to be doing everything in my power to make Jim the most successful CEO in America, and he is going to be doing everything in his power to make me the most successful Chairman in the energy market. So we're totally committed to the concept of accountability. I think both companies have been managed that way for years. The question around Libya, and I'll include Iran in that answer as well because I think, as you know, Conoco has been probably the leading company in working with the current administration and the past administration; and with Congress; and with the governments of a Libya and Iran in trying to enhance relationships between our countries. I know that significant progress is being made politically, and I'm pleased with the reaction, first of all, of Libya after the September 11th event. I'm very pleased with the reaction of Iran, the public statements they've made, the private statements that they've made. Where we stand today, government to government, I've never been more optimistic than today in the last six years. So I feel very confident that that is going to occur, and when it does ConocoPhillips is going to have the first big opportunity in Iran. And that is just going to bulk up our Middle East portfolio.

MR. MULVA:

Archie, are you going to sign that this is going to happen?

MR. DUNHAM:

That'll be on our joint.

THE CALLER:

Thank you. Two quick questions. The first is for Jim. Jim, I think Phillips -- previously talking on the upstream production growth this morning -- 5.5 to 6 percent a year. With the new combined company, you're now talking about 4 percent. I'm just curious. Is there any material change in the outlook for the Phillips company or is it just more conservative?

MR. MULVA:

No, there's no real change. In fact, we have -- I think our financial analyst meeting in New York is the 28 or 29 of November. Of course you can take different time periods, and we have no real change in our production profile in the short-term, for Phillips. The longer-term is when it ramps up as we bring on the new legacy asset positions in projects like Venezuela, continue the growth in production of (indiscernible) and then China and the Timor Sea. So no real change in that regard. Remember I said the combined company with 4 percent -- but we expect and hope to do better than that.

THE CALLER:

Secondly, the combined company will have a substantially better and more extended reach on the upstream portfolio. If we're looking at today, is there any particular gap in your portfolio that you want to fill? And also over the next two or three years what will be the top priority? Will the top priority be to fill those gaps or to get more from your existing core area?

MR. MULVA:

I think the first thing is: we want to make sure that we execute our growth programs for these identified projects, execute them on schedule and within budget. Now we're always looking; there's no limit. We find a good opportunity, we find exploration success; good opportunities we will always get the money for. As we said, we want to have more gas. We told you the areas where we see more balance in terms of gas versus oil. But we've got a great portfolio, great exploration program. We just want to make it better and do more.

THE CALLER:

Jim, you suggested that the $750 million synergy target might be conservative. And you have already identified the transition leaders. Could you just maybe share with us a little bit what you two see as far as the steps over the next year to really make this a smooth integration, and ultimately, hopefully, identify greater synergies?

MR. MULVA:

Well the first thing is: we have been looking over the last month or two -- consummating, coming together, with the announcement of the merger on Sunday. And great compatibility, not just on the assets but the management team working with respect to the due diligence. So what we're going to do now -- and we are immediately working very hard on the transition team, because what we want to do is go through the time period of regulatory review and all, and have this completely figured out; so when approved, we're going to hit the ground running in terms of a smooth and a quick integration; capture those synergies. But I think we are going to obviously do more work in the next several weeks, in the next several months, to better identify. And then I think we can demonstrate that. But that's the short-term. But the long-term, the medium- to long-term is, to make sure that when we capture these synergies, that we hold them. A lot of times, you can capture a synergy, and then they kind of come back in the cost structure. That's why we have a real emphasis, in terms of accountability. And it comes down to per unit costs and final development costs and reserve replacement. And that's how you do it and maintain those efficiencies; keep them. So there will be a real emphasis on the cost structure of the company and the performance in terms of final development costs and reserve replacement. That's how we're going to drive more value; that's how we're going to get more synergies.

THE OPERATOR:

Thank you. Our next question comes from Fred Loofer. You may ask your question and please state your organization.

THE CALLER:

Yes, it's Bear Stearns. Good morning, gentlemen. And congratulations, Archie and Jim. I guess what I want to know is: what has changed to bring this deal around, guys? A few years back you had announced a joint venture in the downstream, and that deal was not completed, I think, because of differences over valuation. And Archie, you have said many times that you don't feel the need to be bigger -- that Conoco doesn't feel the need to be bigger -- in order to be efficient. So my question really is: what has changed to make you want to combine the companies at this time?

MR. DUNHAM:

We're not talking about doing this because we're trying to get bigger. We're doing it to create value. You probably didn't see all the presentation, but if you had, you would have seen that by bringing these two portfolios together -- both on the upstream side and the downstream side -- really globally, there's just so many opportunities to create instant value. The accretion, as I said, across a full spectrum of prices and environmental conditions, is positive in every situation. We're going to have a tremendous production profile growth. And so I just think it's a laydown as far as I'm concerned; it's a great deal for both sets of shareholders. And I'm confident that we have a transition team identified so that we can get about doing this work; so, as Jim said, when it's approved we'll be able to hit the ground running.

THE OPERATOR:

Thank you. At this time our next question comes from Michael Mayer (phonetic). You may ask your question and please state your organization.

THE CALLER:

Yes, Prudential Financial. I have a question on the pro forma financials. The Conoco income plus the Phillips income is 3.2 billion on your slides, and the pro forma is 3.4 billion. And I guess the after-tax cost savings are probably close to 500 million. Is the difference between the 3.4 billion and the higher number solely due to the purchase accounting adjustments?

MR. MULVA:

That's correct.

THE CALLER:

And can you bring us through how they will be calculated?

MR. MULVA:

I think it might be best, Mike, that we just come back you a little bit later after the phone call, and go through that with you.

THE CALLER:

Okay. But the only difference between those calculations is the non-cash portion?

MR. MULVA:

That's right.

THE CALLER:

Very good, thank you.

THE OPERATOR:

Thank you. Our next question comes from Filo Gaet (phonetic). You may ask your question and please state your organization.

THE CALLER:

From Stock and Company (phonetic). Good morning. Just looking at the number of investment bankers involved in the deal, one should assume -- and correct me if I am wrong -- that you looked at other possibilities. Is that true or not?

MR. DUNHAM:

Well, this is the biggest deal of the year, so we've got the best bankers to help us. And we think they've all done a great job, and we're excited about the opportunities.

THE CALLER:

But you looked at other partners? Or, possible partners? Yes or no?

MR. DUNHAM:

We're happily married and we're looking forward to a long marriage and a lot of kids.

THE CALLER:

Just another question on the share buyback. Jim, the Phillips shareholders expected a $1.5 or $1 billion share buyback. Is that on track? Or is that going to be pushed back?

MR. MULVA:

Well, technically, we can go out and purchase our shares. But, given what has just been announced, we're going to be looking at putting the merger together. We can always buy the shares, but I think you're going to see us concentrating, making sure we get our transition together, and we can look at it. But I doubt that we'll be buying shares in. We'll consider that after the merger.

THE CALLER:

And then final question on the debt level: the 17 or 18 billion that puts you at the highest level in the whole industry. Are you comfortable with this debt level? And from what I see, you're going to have very little free cash flow to take down debt sharply. Is metrics still part of this strategy or what?

MR. MULVA:

Yes. The metrics in terms of -- significant cash flow, debt ratios, everything looks really good for us. Right out of the box, a strong A-credit rating. On the other hand, you will see us, over time, reduce the debt. We'd like to see that coming down, but not at the expensive of funding our investment, our growth program, not at the expense of a competitive dividend.

THE CALLER:

Thank you.

THE OPERATOR:

Thank you. Our last question from the phone comes from Barry Allen (phonetic). You may ask your question and please state your organization.

THE CALLER:

Fleet Investment Advisers. Good morning. With this merger -- given the fact that you have recently done other mergers and brought new management, new upper management, in from your previous mergers -- in a true merger of equals here, I guess I'm still a little concerned that you can put a management team together here smoothly. Often you see in these type of situations a lot of political backstabbings, so to speak, when you try to put these management teams together. How do you avoid that?

MR. MULVA:

I don't understand that question, because this is the really exciting part. Both companies have great management teams in depth. And we're going to make sure that we select the best -- not only individually but collectively -- because this is all-important, from prior questions: driving forward in terms of capture of synergies, value creation of our growth projects. So we see this as really the great opportunity and the talent in the human resources and in the management team is what is really going to distinguish this company from our peer group.

MR. DUNHAM:

And the other thing that's unique in this deal is that I'm kind of halfway in love with him.

THE CALLER:

Well that and the snowmobiling gives us a pretty good insight here. I guess the second question is: has there been --

MR. DUNHAM:

Let me also comment, though, in a more serious way, on the question. Because it is important. Jim and I have been talking for a long time, off and on; and we have had a lot of discussions about management, and we've made the decision that we want to pick the best people, and that's throughout all of the management ranks. I'm absolutely convinced that we can do that. I think both companies have performed well over a long period of time, and so that is going to be a non-issue. Jim and I are convinced that we can work out all of these kinds of issues. We'll have some bumps in the road, sure. Every merger does. But I am convinced that the prize that this opportunity offers to both companies' shareholders is worth it; and it's going to be a great merger.

THE CALLER:

Has there been any preliminary discussions with FTC or Justice on this merger?

MR. MULVA:

As I said earlier, no. We've been working on getting the merger together and announced. But when we look at this, we expect that we will close the transaction, go through just the customary, ordinary things that we will do to get approvals through the regulatory process. And the most important thing is, as I said earlier in our presentation: we see no condition or requirement of consummating the transaction -- won't have any material impact on getting it done, or any material impact in terms of the value creation from the transaction.

THE CALLER:

Okay, thank you. (technical difficulty)

THE CALLER:

Any implications for capital spending if you combine the two companies' programs? So you would see high-grading there?

MR. MULVA:

We will high-grade. But earlier I had indicated: we like our asset base, we like our growth opportunities. So we're going to continue our capital investment program because we have the position -- great opportunities -- and we have the financial position to carry it through the ups and the downs cycle. So we'll high-grade. But I think you're going to see us continue. What really marks value creation over the long term is consistency of investment in funding your investment program and your growth opportunities.

THE CALLER:

As one could imply it, with high-grading of capex and asset sales, that for a period of the year or two you could actually see a slowdown in growth rates from where you were running individually.

MR. MULVA:

We love our growth portfolio. We want to enhance it; we believe we can enhance it. Now we're not just slowing down any of our cap share in our growth projects.

MR. DUNHAM:

We've got a great balance sheet. Jim and I really appreciate each of you being here today. We're confident that we're creating an outstanding international major. I hope you'll agree with us and get our multiple up. We look forward to visiting with you in the future. So thanks so much for being here.

MR. MULVA:

Thanks for coming.